UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

A. M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411101
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,046,645*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,046,645*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,645*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IA

* Includes 1,415,850 Shares underlying 5.25% Senior Secured Convertible Notes due 2019.

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,046,645*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,046,645*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,645*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON HC

* Includes 1,415,850 Shares underlying 5.25% Senior Secured Convertible Notes due 2019.

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,555
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Allan J. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,667
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Richard N. Burger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

1	NAME OF REPORTING PERSON Robert L. Lerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 148411101

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”).  This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 31,656,955 Shares outstanding as of May 20, 2016, which is the total number of Shares outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, by virtue of their relationships with Raging Master, each of Raging Capital and William C. Martin may be deemed to beneficially own (i) 4,630,795 Shares held by Raging Master and (ii) 1,415,850 Shares into which the 5.25% Senior Secured Convertible Notes due 2019 (the “New Convertible Notes”) held by Raging Master are convertible assuming such New Convertible Notes were converted into Shares on the date hereof, constituting in the aggregate approximately 18.3% of the Shares outstanding.

As of the close of business on the date hereof, Kenneth H. Traub directly owned 37,555 Shares (including 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer), constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Allan J. Young directly owned 18,667 unvested restricted Shares that were awarded to him in his capacity as a director of the Issuer, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Richard N. Burger and Robert L. Lerner did not own any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.  Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)           Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master.

Kenneth H. Traub has the sole power to vote and dispose of 18,888 Shares directly owned by him and has the sole power to vote the 18,667 unvested restricted Shares directly owned by him.

CUSIP NO. 148411101

Allan J. Young has the sole power to vote the 18,667 unvested restricted Shares directly owned by him.

(c)           On May 19, 2016, in connection with certain refinancing actions of the Issuer, Raging Master received $2.94 million principal amount of New Convertible Notes in exchange for its $4.2 million principal amount of the Issuer’s 7.00% Convertible Senior Notes due 2017.  The Reporting Persons have not entered into any other transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the date hereof, Raging Master holds $2.94 million principal amount of New Convertible Notes and $27.5 million principal amount of the Issuer’s 12.75% Senior Secured Notes due 2018.

CUSIP NO. 148411101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2016	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch, as attorney-in-fact for William C. Martin, Richard N. Burger and Robert L. Lerner

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Allan J. Young
Allan J. Young